Free Writing Prospectus Filed Pursuant To Rule 433 Registration No. 333-221842 June 29, 2018

World Gold Council, SSGA Launch Low-Cost Gold ETF

June 26, 2018

By Max Chenon

The World Gold Council and State Street Global Advisors expanded on the gold ETF theme with the launch of a new offering that provides the cheapest exposure along with a low share price to those investors seeking exposure to the yellow precious metal.

On Tuesday, SSGA launched the SPDR Gold MiniShares Trust (NYSEArca: GLDM), which has a 0.18% expense ratio.

The SPDR Gold MiniShares Trust will try to reflect the performance of the price of gold bullion. GLDM will be initially listed at a per-share trading price of 1/100th of an ounce of gold, as represented by the LBMA Gold Price PM (USD).

“We believe GLDM is designed to provide an effective means for investors seeking the diversification benefits gold exposure may bring to a portfolio,” Noel Archard, global head of SPDR product at State Street Global Advisors, said in a note. “Combined with a relatively low expense ratio, GLDM’s relatively low share price provides all types of investors access to gold within portfolios, and we are excited to partner with the World Gold Council on another ETF for helping clients target investment goals.”

Comparing GLDM to GLD

The SPDR Gold Shares (NYSEArca: GLD), the largest gold-related ETF on the market, has $33.5 billion in assets under management, comes with a 0.40% expense ratio and currently trades at around $119 per share.

In contrast, the new GLDM was trading at around $12.6 per share at last check Tuesday.

The new gold fund’s strategy is identical to GLD – both are physically backed by gold bullion and are structured as grantor trusts. However, GLD’s price was 1/10th the price of gold in ounces at its inception while the new Gold MiniShares ETF was priced at 1/100th the price of gold in ounces.

SPDR® Gold MiniSharesSM Trust (the “Fund”) has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offerings to which this communication relates. Before you invest, you should read the prospectus in the registration statement and other documents the Fund has filed with the SEC for more complete information about the Fund and these offerings. You may get these documents for free by visiting EDGAR on the SEC website at sec.gov or by visiting spdrgoldshares.com. Alternatively, the Fund or any authorized participant will arrange to send you the prospectus if you request it by calling 866.320.4053.